ROCKY MOUNTAIN PLANTINGS, INC.

44140 CS 2710

Cyril, OK 73029

February 14, 2011

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:

Susann Reilly

Re:

Rocky Mountain Plantings, Inc.

Registration Statement on Form 10-12G

Filed January 6, 2011

File No. 000-54237

Dear Ms. Reilly:

Rocky Mountain Plantings, Inc., (the “Company”), has received your comment letter dated February 2, 2011 (“comment letter”) pertaining to the above referenced registration statement on Form 10 (the “Registration Statement”).  Amendment No. 1 to the Registration Statement (“Amendment”) is being filed under separate cover.  The Amendment as filed is marked to show changes in the manner required by Regulation S-T.

This letter contains the Company’s responses to the comment letter.  Under cover of this letter, we are sending you 2 hard copies of the Registration Statement Amendment, one marked to show changes and one without changes marked.  To assist the staff of the Commission in completing its review of the Registration Statement Amendment, the numbered paragraphs in this response letter correspond to the numbered paragraphs of the Comment Letter.

Item 1. Business, page 2

1.

Note 10 in your financial statements indicate that the company’s majority shareholder sold his stock to an investor in November 2010 which resulted in a change of control of the company Please revise to address the material terms of the noted change in control and identify the parties to the agreement. We may have further comment.

RESPONSE:

We have added a risk factor to address the majority shareholder control and included the requested information regarding the material terms of the transaction.

2.

We note your statement that “the company has a trading symbol and is quoted on the Over The Counter Bulletin Board. We also note your statement in the section “Market Price or and Dividends on the Registrant’s Common Equity…” that there is no trading market for the company’s common stock. Please revise to clarify whether there is a trading market in the company’s common stock. If there is a trading market supplementally advise us of the company’s trading symbol on the OTCBB and clarify the price range and volume of trading in the company’s stock.

RESPONSE:

We have revised our discussion to clarify there is no trading symbol but the Company intends to apply for one along with quotation on the OTCBB.

Item 2.  Financial Information, page 7

3.

Please clarify your statements that in the second paragraph of this section that you  estimate ongoing expenses to be $15,000 per year and that you believe that $5,000 from your recent sale of stock in May 2010 and $5,000 from a promissory note in November 2010 will cover your expenses for the coming year. Also revise to indicate the current amount of working capital available to the company.

RESPONSE:

We have revised our disclosure to clarify our current working capital and how we intend to cover our estimated expenses for the next year.

Properties, page 8

4.

Please revise to state the location of the company office. Also address the suitability and adequacy of the company office. Finally, clarify whether the agreement with Mr. Bateman is a written agreement and whether the agreement is legally enforceable.

RESPONSE:

We have revised our disclosure to include the location of our office along with the suitability and adequacy of our office.  We have also clarified the agreement with Mr. Bateman is a verbal agreement.  We have been advised that verbal agreements are typically legally enforceable, however, we do not believe enforceability of our verbal agreement with Mr. Bateman is material to our disclosure.

Security Ownership of Certain Beneficial Owners and Management, page 8

5.

Supplementally advise us of any affiliation between the company and Craig Davis.

RESPONSE:

There is no affiliation between the Company and Craig Davis other than Mr. Davis’ position as a majority shareholder.

Directors and Executive Officers, page 9

6.

We note your statement that “[t]o the knowledge of the company, during the past ten years…”  The company is in a position to know about the noted legal proceedings. Revise to delete the phrase “to the knowledge of the company”.

RESPONSE:

We have revised this disclosure accordingly.

7.

Please revise to provide the disclosure required by Item 401(g) of Regulation S-K.

RESPONSE:

We have revised our disclosure to include the requested information regarding promoters and control persons of the Company.

Executive Compensation, page 10

8.

Please revise to provide the disclosure of the compensation for the fiscal year ended 2010.

RESPONSE:

We have revised the compensation table to reflect compensation for the fiscal year ended 2010.

Certain Relationships and Related Transactions, page 10

9.

We note that as of September 30, 2010 the company has a note receivable from a related party. Please revise to provide the disclosure required by Item 404(d) of’ Regulation S-K or advise us why the disclosure is not required.

RESPONSE:

We have revised our disclosure to include the information regarding notes receivable from a related party as requested.

10.

Please revise to provide the disclosure required by Item 404(c) of Regulation S-K.

RESPONSE:

Since there is no longer any indebtedness, we do not believe further disclosure is required.

Financial Statements

11.

Please update your financial statements to the extent necessary.  Refer to Rule 8-08 of Regulation S-X.

RESPONSE:

We believe our current financial statements as filed with this amendment are in compliance with Rule 8-08 of Regulation S-X.

The Company acknowledges that:

•

the company is responsible for the adequacy and accuracy of the disclosure in the filings:

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings: and

•

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States,

Rocky Mountain Plantings, Inc.

/s/ Jeffery L. Bateman

Jeffery L. Bateman

President

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